UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EMBRAER S.A.

We communicate the decision approved today during an extraordinary Embraer Board meeting, held virtually:

Embraer’s Board of Directors elected Mr. José Antonio de Almeida Filippo, Brazilian, married, engineer, holder of Brazilian ID number 04.639.073-8 and CPF/MF number 750.801.417-00, resident of the city of São Paulo, State of São Paulo, to assume the position of Executive Vice-President and Chief Financial and Investor Relations Officer, and who shall receive a remuneration in line with the values informed during the meeting. The mandate of the new Vice-President will begin on June 4, 2012, and will conclude along with the other members of the executive management, in other words, upon the first meeting of the Board of Directors that takes place after the Annual Shareholder Meeting that will approve the financial statements for the period ending December 31, 2012. The Officer, hereby elected, will sign the respective terms of enrollment, where he will declare that he is not involved in any criminal actions that may legally prohibit him from carrying out his activity and also that he meets the requirements to hold this position, as described in article 147 of law 6.404, dated December 15, 1976, as amended, as well as the CVM instruction 367 of the Comissão de Valores Mobiliários.

São José dos Campos, May 29, 2012.

Frederico Fleury Curado

President and CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2012

Embraer S.A.

By:	/s/ Frederico Pinheiro Fleury Curado
	Name:	Frederico Pinheiro Fleury Curado
	Title:	President and Chief Executive Officer